Exhibit 3.1
AMENDMENT TO THE
THIRD AMENDED AND RESTATED BY-LAWS
of
DARÉ BIOSCIENCE, INC.
The Third Amended and Restated By-Laws (the “By-Laws”) of Daré Bioscience, Inc., a Delaware corporation (the “Company”), are hereby amended as follows, effective as of September 10, 2026.
1.    Section 1.6 of Article I of the By-Laws is hereby amended and restated in its entirety to read as follows:
“1.6    Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, the holders of at least one-third of the voting power of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.”
2.    Except as specifically amended herein, the By-Laws shall remain unchanged and in full force and effect.

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